CARECLOUD, INC.

7 Clyde Road

Somerset, New Jersey 08873

April 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo

Re:	CareCloud, Inc. Acceleration Request for Registration Statement on Form S-3
Commission File No. 333-255094

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Act”), CareCloud, Inc. (the “Company”) hereby requests that the effective date for the above captioned Registration Statement be accelerated so that it will be declared effective on April 21, 2021 at 4:00 p.m. Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Peter Katzman, of Song P.C., at (212) 599-0320, or, in his absence, to Mr. Bill Korn, the Company’s chief financial officer, at (732) 873-5133 x133.

Sincerely,

CARECLOUD, INC.

By:	/s/ A. Hadi Chaudhry
A. Hadi Chaudhry, CEO

cc: Peter Katzman, Song P.C.